GLOBAL ENGINE GROUP HOLDINGS LTD

December 6, 2022

Lauren Pierce

Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Global Engine Group Holding Ltd.

Registration Statement on Form F-1

Filed August 16, 2022

File No. 333-266919

Dear Ms. Pierce:

This letter is in response to the letter dated August 31, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Engine Group Holding Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter. Please note that in addition to including changes in the Registration Statement to reflect responses to the Staff’s comments, we have revised the Registration Statement to include alternate pages for a resale prospectus pursuant to which certain selling shareholders will sell their ordinary shares of the Company.

Registration Statement on Form F-1

Commonly Used Defined Terms, page ii

1.	We have reviewed your response to prior comment no. 2 and noted that dollar equivalent or convenience translations are generally not permitted. Translations should be made at the exchange rate on the balance sheet date or most recent date practicable, not both. Additionally, while an issuer filing a registration statement on Form F-3 that incorporates financial statements previously filed on Form 20-F does not need to amend or otherwise modify these statements to reflect a more current exchange rate in presenting the convenience translation, this fact pattern does not apply to your registration statement on Form F-1. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods in accordance with Rule 3-20(b)(1) of Regulation
S-X.

Response: We respectfully advise the Staff that we have revised the disclosures in the Registration Statement to provide US dollar translations of balances as of June 30, 2022 and June 30, 2021 applying the exchange rate as of the most recent balance sheet date included in the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

Arila Zhou

Robinson & Cole LLP

[signature page to the SEC response letter]

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